Exhibit 99.3

dMY Technology Group III

IonQ dMY Technology III Roadshow Highlights

March 7, 2021

dMY Technology Group III – IonQ dMY Technology III Roadshow Highlights, March 7, 2021

C O R P O R A T E P A R T I C I P A N T S

Niccolo De Masi, Chief Executive Officer, dMY Technology III

Peter Chapman, President and Chief Executive Officer, IonQ, Inc.

Thomas Kramer, Chief Financial Officer

P R E S E N T A T I O N

Niccolo De Masi

Good morning, and welcome to the IonQ dMY Technology III Roadshow Highlights.

I’m Niccolo De Masi, the CEO of dMY Technology. We have a comprehensive PIPE roadshow presentation on both the dMY and IonQ websites, and over the next few minutes, we will take you through the key elements of how IonQ and quantum computing is likely to change the world.

On behalf of the dMY franchise, I am honored to be sponsoring the world’s first quantum computing company onto the NYSE. It has been an ambition of mine for 20 years because I’m a physicist originally.

Quantum computing is truly groundbreaking, and I encourage all investors to watch the introductory video we have created and posted on both IonQ and dMY websites. The video covers at a high level both the scientific origins and revolutionary applications across almost every aspect of applied science.

dMY technology believes that quantum computing will be the most significant area of innovation in the 21st century. Due to IonQ’s breakthroughs, our diligence indicates that the era of broad quantum advantage will begin in approximately three years. This will turn problems that classical computers currently take months to address into just minutes, disrupting and unlocking value across most industries including drug discovery, logistics, and renewable technologies.

The rise of cloud computing also makes IonQ’s business model uniquely efficient. It allows the Company to focus on building the world’s best quantum computer at all times with partners such as Amazon and Microsoft, providing a low-friction path to customers and revenue.

Cloud revenue growth over the last few months, in fact, reminds me of the early days of the app store. It’s growing quickly. Sometimes it’s lumpy. There’s people all over the world building new apps on IonQ’s APIs. IonQ’s technology is uniquely easy to manufacture. In addition to cloud revenue, this manufacture ability of miniaturization advantages mean that IonQ will have the option of selling complete systems to governments and other large counterparties.

IonQ has a tremendous lead over other quantum players, as our CEO, Peter Chapman, will describe in the coming minutes. Our patent portfolio has been built up over 25 years by two giants of the quantum computing space; Dr. Chris Monroe and Dr. Junsang Kim. They founded IonQ to commercialize their multi-decade research, which has seen approximately $165 million (phon) invested at Duke and the University of Maryland. Our patent portfolio is powerful, and we will be adding to it at pace.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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dMY Technology Group III – IonQ dMY Technology III Roadshow Highlights, March 7, 2021

IonQ has enjoyed strategic backing early on from Google’s Venture arm. Joining them over the recent years has been Samsung, Lockheed, Airbus, Bosch, Hewlett Packard, and Mubadala. We are proud to announce that the PIPE for our transaction adds Schendye (phon), Bill Gates’ breakthrough energy ventures, Silver Lake, affiliates of Embassy Capital and Fidelity. Existing investors NEA and Google Ventures are also both participating in the PIPE.

Touching briefly now on the transaction structure. The enterprise value for IonQ pre-money is $1.275 billion. There was $300 million in the dMY Technology III trust, and we have raised $350 million committed PIPE, so total capital of $650 million is being injected into IonQ’s balance sheet to fully fund the business plan and commercialization. Once our transaction closes, our ticker will change from dMYI to IONQ. dMY Technology believes this transaction will fundamentally accelerate adoption of quantum computing, and that IonQ is poised to be the next hundred billion dollar plus market cap computing player.

It is my great pleasure to introduce you to Peter Chapman, IonQ’s CEO, and Thomas Kramer, our CFO.

Peter Chapman

Thanks, Niccolo.

My name’s Peter Chapman, and I’m the President and CEO of IonQ.

If you’ll tun to Slide Number 7. The elevator pitch is really quite simple. IonQ is focused on building the world’s best quantum computers that will power the next hundred years of innovation and drive value for IonQ shareholders.

So, let’s dig into the details by turning to Slide Number 8. IonQ will be the only pure play quantum opportunity with first mover advantage. We will talk about our technological advantages, the seemingly limitless TAM for quantum, our world class team, our business model via the cloud, a little about our history, and the deep and wide moat others will have to cross to compete with us.

On Slide 9, we start to paint a picture of what IonQ quantum computers look like. This gold plated chip is the heart of our quantum computer. This is a picture of an ion trap chip. It’s the size of many other chips, easily manufactured, and with high yields.

On Slide 10, I’ll introduce our team. Chris and Jungsang are the two co-founders of IonQ. Chris, in 1995 at NIST, with Dave Wineland, showed the world’s first ever quantum logic gate. Dave went on to get the Nobel Prize for his work, and Chris, as a result, is considered by many to be the father of quantum computing. Jungsang is an expert in optics. He led a team at Bell Labs to create the world’s largest optical switch. Optics are important for IonQ because our quantum computers require precise optical control.

Dave Bacon is also known as a rock star in the quantum world, and until just recently, Dave ran the quantum software group at Google. Dave is widely known in the quantum community for his pioneering work on error correction with Peter Shor. In fact, the error correction is named after him, the Bacon-Shor codes. I’ll explain shortly why error correction is so important to any quantum computer, including ours.

If you turn to Slide 11, this shows a little of our history of our founders. Chris and Jungsang have been working on quantum computers together for the last 15 years. Chris has led the quantum computing group at the University of Maryland, and likewise, Jungsang at Duke University. The two have shown numerous firsts in the quantum world. Through their universities, they’ve received over $160 million in government grants, and are the most cited academics in the quantum computing community.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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dMY Technology Group III – IonQ dMY Technology III Roadshow Highlights, March 7, 2021

Now, please turn to Slide Number 12. In 2015, Chris and Jungsang wrote a seminal paper on how to build a scalable quantum computer. Famed investor Harry Weller from NEA read the paper and thought it read like a business plan, and approached Chris and Jungsang to form a company. IonQ is that company.

As part of the Company’s founding, a deal was reached with both universities to exclusively license, royalty free, the work of both founders going backwards in time and forward until 2026. In exchange, the two universities own about 1% of the Company today. Soon after, NEA, Google Ventures, and Amazon lead the first round, and the Company was off and running.

The Company is extremely capital efficient, having built six generations of quantum computers over five years with only $50 million. During this time, the Company has started an impressive patent portfolio to protect its technology.

Turning to Slide Number 13. You can see we have the who’s who of the quantum world as advisors, including Dave Wineland, and in addition, Jagdeep Singh from QuantumScape, who was an early advisor to the Company, and now advising us on the SPAC process.

Now, to Slide 15. What is all the fuss about quantum? Well, despite decades of steady improvement, classical computation, we’ll never have the capability to solve many of the grand challenges that face mankind. Simply put, we need a new computational capability to power innovation for the next hundred years, and the answer is quantum computing.

On Slide 16, you can see many of the problems that are expected to be the low-hanging fruit for quantum computers. However, we’re talking about a more powerful computer, and it’s likely that every industry that uses a computer today will want a quantum computer in the future. In this sense, the market for quantum seems almost infinite.

Turning to Slide 17. We believe we’re at the dawn of the quantum age, a time where quantum computers will unlock the secrets of nature, power new drug discoveries, design better batteries for electric cars, improve materials in a process for carbon capture, more efficient airplanes, and a robust stable electricity grid, and so much more. But we’re not alone in this belief. We compete with nation states, and the world’s largest tech companies, all who share our belief that quantum will power our future.

On Slide 19, you can see that IonQ is leading in every important aspect of quantum computing, with the most usable qubits, the building blocks for quantum computers, the highest quantum volume, a benchmark created by IBM, the best error correction, and in fact, the only company to show error correction working, a clear path to scale, as our systems shrink in each generation, the only commercial system running at room temperature, the only quantum computers on two major cloud vendors, with major support from leading vendors, and a number of firsts where customer applications can only run on IonQ hardware, such as our recent experience with Dow Chemical.

Slide Number 20 highlights the three phases of maturity of the quantum market. The expected financial impact, and the key to unlock each pot of gold.

The first phase, the phase we’re in today, is called the NSError (phon). In this phase, it’s all about having low gate errors. The lower the gate error, the larger the quantum program you can run. That’s what quantum volume largely measures. It’s uncontroversial to say that ion traps have the lowest error rates bar none. That’s why IonQ is winning this first phase.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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dMY Technology Group III – IonQ dMY Technology III Roadshow Highlights, March 7, 2021

The second phase is building a quantum computer that for certain applications will take on the world’s largest super computers, or even the cloud itself. This is called broad quantum advantage. The key is a better error rate using error correction. Remember, error correction for quantum was first created by our own Dave Bacon. Here, too, we are winning. IonQ is the only company to show a working error corrected qubit with an overhead of only 13:1.

The third phase is the holy grail of quantum, where classical computing simply can’t keep up with quantum computing. The key here is a modular architecture where you can stamp out quantum computers at scale, and again, IonQ is winning here too, as we will show you.

Slide 21 shows IonQ hardware stacked up against our competitors using quantum volume as a benchmark. As you can see, IonQ is easily winning due to our low gate errors.

Turning to Slide 23, as I’ve mentioned, all quantum computers will have to use error correction to allow them to run larger programs. The overhead of the error correction is a function of the error you’re trying to overcome. The larger the error, the more error correction is needed. IonQ competitors may need a thousand or even a million qubits to create a single error corrected qubit, but IonQ will only need 16. This is important because you need about 72 error corrected qubits to take on super computers. For IonQ, that’s less than a thousand physical qubits, but for others, they may need 72 million qubits, a goal which is still very far away.

On Slide 24, you can see some of our competitor’s systems, and our current generation device. The IBM and Google device needs to be at near zero degrees. In contrast, the ion trap device on the right is at room temperature, and it holds the same number of qubits as the IBM device. Quantum computers will scale similarly to classical computers. First, multicore, then connected via network to create a larger quantum computer.

For quantum to win, the systems need to shrink, and the cost per qubit must shrink as well, and IonQ is well-poised to win this phase too.

On Slide 25, you can see the evolution of our ion trap and the vacuum chamber. In 2016, this is a vacuum chamber found today in many academic settings. The 2020 device is our new 32 qubit system, and about the size of a deck of cards.

But by 2023, we expect that much of the optics, the ion trap, and the vacuum can all be blown onto a single chip, and then we network them together with an optical cable; another area where IonQ’s founders have already shown in working in their labs.

On Slide 26, you can see the evolution of our quantum computer. The 2020 systems are the 11 qubit system found on Amazon and Microsoft. The 2021 system is a prototype system at Jungsang’s lab at Duke, now getting to less than a square foot. And our goal is, by 2023, to build a relatively low-cost rack mounted, room temperature system.

On Slide 27, you can see our technical roadmap in terms of algorithmic qubits, or you can think of them as usable qubits. Remember, you need about 72 usable or algorithmic qubits to take on the world’s largest computers. In the next couple of years, our focus is working on the native gate errors and getting to a larger number of physical qubits to use error correction at scale.

When you add an algorithmic qubit, you double the computational power of the quantum computer. While the number of qubits seems to grow slowly, the computational power is growing exponentially. We have overlayed when we think we will have big enough quantum computer to take on various types of applications in the future. Based on our current success, we think that machine learning will be the first application area with widespread adoption of quantum computing.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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dMY Technology Group III – IonQ dMY Technology III Roadshow Highlights, March 7, 2021

Please note that for the next several years, our primary focus is building a quantum computer that can take on super computers, and we’re not primarily focused on revenue.

On Slide 29, it shows how revenue grows for a single application. Like the cloud, hardware by itself is useless. You need applications to be developed that drive usage. The white line represents the revenue associated with application development. The orange line represents adoption of that application in driving usage on our quantum computers.

Slides 30 and 31 and others in the appendix show the number of algorithmic qubits needed to run certain applications, and when we believe wide adoption will occur.

Slide 32 shows how our revenue grows, and stacks upon itself as more and more applications are running on our hardware.

With that, I’ll turn this over to Thomas who can walk you through the last three slides. Thomas?

Thomas Kramer

Thank you, Peter.

As you see from Page 34, the result of all of this is a company positioned for rapid growth. As we identify new industry uses for quantum computing and take them through the development phase into application as Peter explained, our revenue will grow aggressively. Our costs will obviously grow as we scale up and buildout the Company, but our sales will increase even faster as we make more and more algorithmic qubits available, and we will reach our inflection point as we go EBITDA positive in 2025.

On Page 35, we will see that IonQ can scale quantum computing with the same control Capex that we have in the past. We’ll be raising $650 million through this SPAC and PIPE process, which will take us to break-even in 2027. Note that while we are cash flow negative in 2025 and ’26, we actually expect to be EBITDA positive. The difference is Capex to build more systems that will allow us to grow sales in the future.

On Page 36, you will see that IonQ will be a seriously profitable company long-term. On the left, you see our current unit economics as well as what these will look like in 2026 on the right. As we continue to innovate, our technological lead will allow us to command a price premium while we continue to improve on costs.

We anticipate unit gross margin to grow from an already attractive 50% in the near term to around 90% in 2026. This margin improvement will come from economics of scale, as we reduce both Opex and build costs over time. We also expect to increase system utilization on up time from around 35% in 2021 to around 70% to 75% in 2026 as demand picks up. Absolute pricing per algorithmic qubit to our customers will go down. However, because we are increasing available number of qubits exponentially over time, this means realized price to the Company will go up as customers spend more for higher performance.

With that, I’ll give it back to Peter.

Peter Chapman

Thanks, Thomas.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

dMY Technology Group III – IonQ dMY Technology III Roadshow Highlights, March 7, 2021

This brings to a close of our presentation today. IonQ will be the first public pure play quantum computing company trading on the NYSE under the stock symbol IONQ. We invite you to join us in making history, and we thank you for your time today.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com